82-2850

03 MAR 10 AM 7:21

WHITE KNIGHT RESOURCES LTD.

SECOND QUARTER REPORT

FOR THE

SIX MONTH PERIOD ENDED

DECEMBER 31, 2002

White Knight Resources Ltd.
CONSOLIDATED BALANCE SHEETS
(Prepared by management without audit)
Canadian Funds

Schedule A
Statement 1

	December 31 2002	June 30 2002
ASSETS		
Current		
Cash	$ 150,549	$ 508,667
Accounts receivable	19,086	4,404
Deposits and prepaid expenses	8,401	11,229
Reclamation bond – current	78,880	
	256,916	524,300
Mineral properties (Note 3)	1,110,553	959,194
Deferred exploration costs (Note 4)	443,721	407,982
Reclamation bonds	163,260	232,930
Fixed assets (Note 5)	7,994	9,484
	$ 1,982,444	$ 2,133,890
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 6,291	$ 49,478
Due to related parties (Note 6)	31,184	6,379
	37,475	55,857
Non-Current		
Due to related parties (Note 6)	118,874	84,322
	156,349	140,179
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	11,482,170	11,482,170
Deficit	(9,656,075)	(9,488,459)
	1,826,095	1,993,711
	$ 1,982,444	$ 2,133,890

On behalf of the Board:

"John M. Leask"
Director

"Megan M. Cameron-Jones"
Director

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by management without audit)
For the period ending December 31
Canadian Funds

Schedule A
Statement 2

	2002		2001	
	Quarter to Date	**Year to Date**	**Quarter to Date**	**Year to Date**
EXPENSES				
Amortization	$ 745	$ 1,489	$ 341	$ 1,860
Audit	11,550	11,550	11,150	11,150
Banking charges & interest	218	552	282	518
Consulting & technical	15,053	29,546	12,590	24,838
General corporate expenses	4,029	5,859	1,790	3,196
Investor relations & shareholder information	6,019	15,176	6,408	6,590
Legal	7,277	14,878	1,584	3,877
Management fees	12,000	24,000	12,000	24,000
Rent	3,056	6,112	2,956	5,912
Telephone	1,785	2,699	2,392	4,288
Transfer agent & listing fees	3,206	4,071	4,847	5,384
Travel and entertainment	446	453	1,287	2,481
LOSS BEFORE UNDER-NOTED ITEMS	**65,384**	**116,385**	**57,627**	**94,094**
Interest	(1,990)	(4,582)	(4,601)	(11,891)
Gain on foreign exchange	(7,204)	(24,197)	(4,851)	(39,593)
Option payments received (net)	12,560	15,830	(492)	(44,902)
Gain on disposal of assets			(27,218)	(27,218)
Write-off of exploration costs	33,928	64,180	13,032	61,195
LOSS FOR THE PERIOD	102,678	167,616	33,497	31,685
DEFICIT, BEGINNING OF PERIOD	9,553,397	9,488,459	7,807,464	7,809,276
DEFICIT, END OF PERIOD	**9,656,075**	**9,656,075**	**$ 7,840,961**	**$ 7,840,961**
BASIC & DILUTED LOSS PER COMMON SHARE	$ 0.004	$ 0.006	$ 0.000	$ 0.000

The accompanying notes are an integral part of these financial statements.

9

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)
For the period ending December 31
Canadian Funds

Schedule A
Statement 3

		2002		2001	
		Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Flows From					
Operating Activities	Loss for the period	$ (102,678)	$ (167,616)	$ (33,497)	$ (31,685)
	Amortization	745	1,489	341	1,860
	Write-off of exploration costs	33,928	64,180	13,032	61,195
	Changes in non-cash working capital				
	Decrease (increase) in accounts receivable	(18,493)	(14,682)	97	229
	Decrease (increase) in deposits and prepaid expenses	(78,087)	(76,052)	(101)	130
	Decrease in a/p and accr. liabilities	(8,095)	(43,188)	(7,446)	(296)
	Increase in due to related parties	45,010	59,359	20,676	19,619
		(127,670)	(176,510)	(6,898)	51,052
Investing Activities	Acquisition of mineral properties	15,161	(151,359)	(80,995)	(172,120)
	Exploration and development costs	(47,967)	(99,919)	(70,436)	(120,396)
	Fixed assets			28,584	28,584
	Promissory note			(710)	(3,686)
	Reclamation bonds	80,320	69,670	(2,146)	(11,820)
		47,514	(181,608)	(125,703)	(279,438)
Financing Activities	Issuance of Share Capital				
Net Decrease in Cash		(80,156)	(358,118)	(132,601)	(228,386)
Cash – Beginning of Period		230,705	508,667	500,632	596,417
Cash – End of Period		**150,549**	**150,549**	**368,031**	**368,031**

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
Notes to Financial Statements
(Prepared by management without audit)
For the period ending December 31, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. These financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has working capital of $203,814 as at December 31, 2002 and accumulated losses of $9,656,186. Its ability to continue as a going concern is dependent upon the continued support of the related parties, the discovery of economically recoverable reserves, the ability of the Company to raise equity financing and the attainment of profitable operations. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, White Knight Gold (U.S.) Inc, CUN Minerals, Inc. and Quito Gold Corp. All significant inter-company balances and transactions have been eliminated upon consolidation.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amount shown for mineral properties and for deferred exploration costs represent costs to date, and are not intended to reflect present or future values.

Foreign currency translation

The activities of the Company's subsidiaries, which are integrated foreign operations, are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the period.

Stock-based compensation

The Company grants stock options as described in Note 7. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Loss per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

Capital assets and amortization

Capital assets are recorded at cost less accumulated amortization. Amortization is being provided for quarterly, using the declining balance method of amortization at the following rates:

Vehicles and equipment	30%
Office equipment	20%

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

	Balance at Jun 30/02	Additions To Dec 31/02	Recoveries to Dec 31/02	Write-offs to Dec 31/02	Balance at Dec 31/02
Nevada					
• Cabin Creek	$ 8,037	$ 5,202	$	$	$ 13,239
• Cottonwood	14,420	11,162			25,582
• Gold Bar Horst	38,268	24,303			62,571
• Gold Pick	5,088	3,229			8,317
• Hunter	21,059	8,425			29,484
• Indian Ranch	109,031	62,001	(15,496)		155,536
• New Pass	369,842	18,191			388,033
• Slaven Canyon	13,647	8,674			22,321
• Squaw Creek	379,802	25,668			405,470
Total	959,194	166,855	(15,496)		1,110,553

<u>Nevada Properties</u>

Cabin Creek

The Company acquired the Cabin Creek property in October 2001 by staking. The property comprises 30 unpatented claims located in Eureka County.

Cottonwood

Since the fall of 2001, the Company has staked 56 unpatented claims and executed a Mining Lease Agreement dated February 2002 on six adjacent unpatented claims, located in Eureka County. The terms of the agreement require the Company to pay an initial lease payment of US$1,000, successive annual lease payments totaling US$8,000 and 80,000 common shares of the Company over the next four year period, and US$5,000 per year thereafter. There is an underlying Net Smelter Return of 4% on the sale of gold on production greater than 50,000 oz and less than 150,000 oz. On gold production less than 50,001 oz and greater than 150,000 oz, the Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$50,000.

Gold Bar Horst

The Company staked the Gold Bar Horst property in September 2001. The property comprises 143 unpatented claims located in Eureka County.

Gold Pick

The Company staked the Gold Pick property in June 2002. The property comprises 19 unpatented claims located in Eureka County.

Hunter

Since September 2001, the Company has staked 46 unpatented claims and in February 2002, executed a Mining Lease Agreement on 2 adjacent unpatented claims, located in Eureka County. The terms of the Mining Lease Agreement require the Company to pay an initial lease payment of US$2,000 and issue 20,000 common shares of the Company, and then make successive annual lease payments totaling US$12,000 and issue 80,000 common shares of the Company over the next four year period, and pay US$7,000 per year thereafter. The Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$75,000.

Indian Ranch

In 1994, the Company entered into a lease agreement for a 100% interest in 48 claims located in Eureka County by issuing 100,000 shares. The agreement is subject to a 6% net smelter return royalty payable to the lessee, which may be converted to a 3% net smelter return royalty and a 3% net profits interest by paying US$1,500,000. The Company holds an additional 301 claims within the area of interest.

In 1997, the Company entered into an option agreement with Chapleau Resources Ltd. ("Chapleau") which was subsequently amended. Pursuant to the terms of the agreement and the subsequent amendment, in June of 2001 Chapleau vested a 40% undivided interest in the property by making option payments totaling US$400,000 and incurring cumulative expenditures of US$1,500,000.

In 2001, the Company and Chapleau entered into an option agreement with Kennecott Exploration Company ("Kennecott") whereby Kennecott could earn a 60% interest in the property by making option payments and incurring cumulative expenditures. Kennecott terminated the option agreement in November 2001 and as a result, Chapleau's 40% vested interest reduced to a 25% undivided interest in the property.

New Pass

In 1998, the Company purchased a 100% interest in the New Pass property from Quest USA Resources Inc. by making payments totaling US$165,000, subject to a 2.75% net smelter return royalty. In 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. New Pass is comprised of 107 claims located in Churchill County.

Slaven Canyon

The Company staked 51 unpatented claims located in Lander County in September 2001.

Squaw Creek

Since 1996, the Company has held a 100% interest in 151 claims located in Elko County which were acquired by staking.

4. DEFERRED EXPLORATION AND DEVELOPMENT COSTS

Exploration Expenditures

	Balance at Jun 30/02	Additions to Dec 31/02	Balance at Dec 31/02
By Type of Cost			
• Assays	$ 680,078	$ 546	$ 680,624
• Consulting	2,164,615	92,323	2,256,938
• Drafting & report preparation	381,441	2,478	383,919
• Drilling	2,753,845		2,753,845
• Field operations	626,539	8,677	635,216
• Reclamation	173,772	3,810	177,582
• Recording	80,079		80,079
• Supervision	356,177		356,177
• Surveys	320,921		320,921
• Transportation	91,287		91,287
• Trenching & site preparation	368,921		368,921
• Recovery	(4,897,361)	(7,915)	(4,905,276)
• Write-off	(2,692,832)	(64,180)	(2,756,512)
Total	$ 407,982	$ 35,739	$ 443,721

	Balance at Jun 30/02	Additions To Dec 31/02	Recoveries to Dec 31/02	Write-offs to Dec 31/02	Balance at Dec 31/02
By Project					
• Cabin Creek	$ 23,635	$ 2,328	$	$	$ 25,963
• Cottonwood	30,089	745			30,834
• Gold Bar Horst	39,201	1,841			41,042
• Gold Pick	23,704	17,195			40,899
• Hunter	21,702	922			22,624
• Indian Ranch		6,866	(6,866)		
• New Pass	222,777	3,250			226,027
• Slaven Canyon	46,874	9,458			56,332
• Squaw Creek		1,049	(1,049)		
• General Exploration		64,180		(64,180)	
Total	$ 407,982	$ 107,234	$ (7,915)	$ (64,1[illegible])	$ 443,721

7

5. FIXED ASSETS

	Cost	Accumulated Amortization	Net Book Value Dec 31 2002	Net Book Value Dec 31 2001
Vehicles and equipment	$ 43,362	$ 37,629	$ 5,733	$ 8,267
Office equipment	9,204	6,943	2,261	3,082
	$ 52,566	$ 44,572	$ 7,994	$ 11,349

6. RELATED PARTIES

During the period ended December 31, 2002, the Company entered into the following transactions with related parties:

(a) Paid or accrued $24,000 (2001 - $24,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

(b) Paid or accrued $NIL (2001 - $3,750) in administration fees to a company controlled by a director of the Company.

(c) Paid or accrued $68,389 (2001 - $58,897) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $56,389 (2001 - $46,897) are included or written off to Deferred Exploration Costs.

At December 31, 2002, there is $150,058 (2001 - $61,973) payable to directors and officers of the Company and to companies controlled by directors of the Company. The amounts are unsecured and non-interest bearing.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

7. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at June 30, 2002	28,781,152	$ 11,482,170
Balance as at December 31, 2002	28,781,152	$ 11,482,170

As at December 31, 2002, warrants were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
3,708,132	$0.44	November 18 2003
1,941,176	$0.25	June 27, 2004

8

As at December 31, 2002, director and employee stock options were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
337,500	$0.10	January 13 2003
125,000	$0.10	October 16 2003
50,000	$0.10	March 16 2004
617,500	$0.10	February 21 2005
1,055,000	$0.10	May 14 2006
2,185,000		

Under the Company's Stock Option plan effective November 4, 2002, the Company may grant options for up to 5,756,230 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. As at December 31, 2002, the Company had stock options outstanding for the purchase of 2,185,000 common shares, all of which were exercisable.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options
Balance at June 30, 2002	2,660,000
Options canceled/expired	(475,000)
Balance at December 31, 2002	2,185,000

8. SUBSEQUENT EVENTS

Pursuant to its Stock Option Plan, the Company granted incentive stock options to purchase up to 1,227,500 shares at a price of $0.23 for a period of five years.

Schedule B – Supplementary Information

1. Additional Information for the Year to Date:

   (a) Analysis of Deferred Costs, Exploration and Development:

   See Note 4 of the Financial Statements

   (b) General and Administrative Expenditures:

   See Consolidated Statements of Operations and Deficit in the Financial Statements

2. Expenditures to Non-Arm's Length Parties (in aggregate):

   See Note 6 of the Financial Statements

3. (a) Summary of Securities Issued During the Period:

   Nil

   (b) Summary of Options Granted During the Period:

   Nil

   (c) Summary of Securities as at the End of the Period:

   See Note 7 of the Financial Statements

   (d) Directors and Officers of the Company:

   John M. Leask, President and Chairman
   Brian D. Edgar, Director
   Gordon P. Leask, Director
   Megan M. Cameron-Jones, Director and Corporate Secretary
   Robert G. Cuffney, Vice President, Exploration

White Knight Resources Ltd.

Schedule C – Management Discussion & Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Company for the six months ended December 31, 2002 and 2001 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the six months then ended. All dollar amounts are in Canadian dollars.

Description of Business

The Company is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company usually seeks a third party to further explore the projects. The Company's operations have been based in Nevada since 1993.

Directors' Report

Exploration activity in Nevada has shown a continuing increase with a number of junior exploration companies announcing acquisitions. The gold price remains strong which has impacted the profitability of Nevada's producing companies and resulted in larger exploration budgets. Third party interest in property farm-ins has shown a modest upturn. The Company continues to add value to its portfolio of properties and to seek third party ventures.

Mineral Property Update

The Company's properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Acres	Square Miles
Cabin Creek	Eureka County, Nevada	Battle Mountain-Eureka	100%	600	0.938
Cottonwood	Eureka County, Nevada	Battle Mountain-Eureka	100%	1,240	1.938
Gold Bar Horst	Eureka County, Nevada	Battle Mountain-Eureka	100%	2,860	4.469
Gold Pick	Eureka County, Nevada	Battle Mountain-Eureka	100%	380	0.594
Hunter	Eureka County, Nevada	Battle Mountain-Eureka	100%	960	1.500
Indian Ranch	Eureka County, Nevada	Battle Mountain-Eureka	75%	6,980	10.906
New Pass	Churchill County, Nevada	Austin-Lovelock	100%	2,140	3.344
Slaven Canyon	Lander County, Nevada	Battle Mountain-Eureka	100%	1,020	1.594
Squaw Creek	Elko County, Nevada	Carlin	100%	3,020	4.719
Total				19,200	30.002

Investor Relations

In November 2002, the Company terminated its agreement with Gregory Thomas who provided investor relations services. Currently, directors and officers of the Company participate in a limited investor relations program. The Company has made no further arrangements for external promotional activities.

Directors and Officers

Gordon P. Leask, P.Eng., was appointed to the Board of Directors in January 2003. Mr. Leask has over 21 years experience in the exploration and mining business and has been the President of Mansfield Minerals Inc. since 1991. Mr. Art McQuade has resigned as the secretary of the Company and Megan Cameron-Jones has been appointed in his place.

Stock Option Plan

The Company has adopted a Stock Option Plan under which the maximum number of common shares reserved for issuance pursuant to the grant of stock options is 5,756,230 shares, which is currently approximately 20% of the Company's issued and outstanding shares. The Stock Option Plan was approved by the shareholders of the Company at its Annual General Meeting on December 18, 2002.

Extension of Warrant Term

In October 2002, the TSX Venture Exchange approved the Company's application to extend the exercise term of 3,708,132 warrants by one year. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.44 per share. The warrants will now expire on November 18, 2003.

Liquidity

As at December 31, 2002, White Knight had working capital of $203,814. This is a decrease of $382,801 from working capital at December 31, 2001. These funds went towards ongoing operations in Nevada.

Operations

For the six months ended December 31

Loss for the period increased from earnings of $31,685 in 2001 to $167,616 in 2002. If the write-off of mineral property costs ($61,195 in 2001 and $64,180 in 2002) is excluded, the loss has increased from earnings of $29,510 in 2001 to $103,436 in 2002. Write-off of mineral property costs in 2001 and 2002 consisted of general exploration costs in Nevada. The increase in the loss after write-off of mineral property costs between 2001 and 2002 is primarily due to a reduction in option payments received, lower interest income and an increase in shareholder information and legal expenses.

Management fees and consulting fees increased from $24,838 in 2001 to $29,546 due to a moderate increase in activity in 2002. Investor relations and shareholder information expense increased from $6,590 in 2001 to $15,176 in 2002 due to the Company's increased promotional activity. Interest income decreased from $11,891 in 2001 to $4,582 in 2002 due to the decrease in cash and short-term investments in 2002.

Investing and Financing

For the six months ended December 31

Total expenditures on Nevada properties decreased from $292,516 in 2001 to $266,774 in 2002 reflecting the Company's objective of maintaining the treasury.

12

CORPORATE INFORMATION

JOHN M. LEASK, P.Eng
Chairman & President
Vancouver, BC, Canada

GORDON P. LEASK, P.Eng.
Director
Vancouver, BC, Canada

ROBERT G. CUFFNEY
Vice-President, Exploration
Truckee, CA, USA

BRIAN D. EDGAR
Director
Vancouver, BC, Canada

MEGAN M. CAMERON-JONES
Director & Secretary
Vancouver, BC, Canada

HEAD OFFICE
Suite 922, 510 West Hastings Street
Vancouver, BC, Canada
V6B 1L8

Tel: (604) 681-4462
Fax: (604) 681-0180
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

NEVADA OFFICE
#137, 4790 Caughlin Parkway
Reno, Nevada, USA
89509-0907

Tel: (775) 828-0379
Fax: (775) 828-0381

LEGAL COUNSEL
Catalyst Corporate Finance Lawyers
Vancouver, BC, Canada

TRANSFER AGENT
Pacific Corporate Trust Company
Vancouver, BC Canada

REGISTERED OFFICE
Suite 1400, 1055 West Hastings St.
Vancouver, BC, Canada
V6E 2E9

AUDITOR
Davidson & Company
Chartered Accountants
Vancouver, BC, Canada

CAPITALIZATION
Authorized:
100,000,000 Common shares
Issued as at January 31, 2003: 29,158,652

FINANCIAL INSTITUTION
Bank of Montreal
Vancouver, BC, Canada

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V